

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

      Re: Champion Industries, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2010
              Filed January 28, 2011
              Form 10-Q for the Quarterly Period Ended July 31, 2011
              Filed September 9, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed February 11, 2011
              File No. 0-21084

Dear Mr. Fry:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ David R. Humphrey

              David R. Humphrey
              Accounting Branch Chief